Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock of Kisses From Italy Inc., a Florida corporation (the “Company”), which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only the Company’s common stock is registered under Section 12 of the Exchange Act.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is a summary and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and our Bylaws, and by applicable law.

Authorized Capitalization

We have authorized capital stock consisting of 625,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 25,000,000 shares of preferred stock, par value $0.010 per share (the “Preferred Stock”), of which 1,500,000 shares have been designated as Series A Preferred Stock (“Series A Stock”), 5,000,000 shares have been designated as Series B Preferred Stock (“Series B Stock”) and 1,000,000 shares have been designated as Series C Preferred Stock (“Series C Stock”).

Common Stock

Voting Rights. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

Dividend Rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock, which may be authorized and issued in the future. We have no present intention to pay cash dividends to the holders of Common Stock.

Liquidation and Dissolution Rights. Upon a liquidation, dissolution or winding up of our Company the holders of Common Stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding Preferred Stock which may be authorized and issued in the future.

Other Matters. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. Cumulative voting in the election of directors is not permitted.

Anti-Takeover Provisions

Certain provisions of Florida law and our bylaws summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

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These provisions expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Florida Law

The Florida Business Corporation Act (the “FBCA”) contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person.

The FBCA also provides that an “affiliated transaction” between a Florida corporation with an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The FBCA defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation.

These laws could delay or prevent an acquisition.

Special Stockholder Meetings

Our bylaws provide that a special meeting of stockholders may be called by our board of directors, our President, or by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

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